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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                 AIRGAS, INC.
                                 ------------
            (Exact name of registrant as specified in its charter)


               Delaware                                  56-0732648
               --------                                  ----------
(State of incorporation or organization)      (IRS Employer Identification No.)

             259 Radnor-Chester Road, Suite 100, Radnor, PA 19087
             ----------------------------------------------------
              (Address of principal executive offices)    (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
    to be so registered                        each class is to be registered
    -------------------                        ------------------------------
Preferred Stock Purchase Rights                New York Stock Exchange, Inc.


       Securities to be registered pursuant to Section 12(g) of the Act:

                                     None

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Item 1. Description of Registrant's Securities to be Registered.

        The Board of Directors of Airgas, Inc. (the "Company") has declared a dividend distribution of one preferred stock purchase right (the "Rights") for each outstanding share of Common Stock, par value $.01 per share (the "Common Stock"), of the Company to stockholders of record at the close of business on April 29, 1997. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock") (or in certain circumstances, cash, property, or other securities of the Company), at a Purchase Price of $100.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of April 1, 1997, between the Company and The Bank of New York, as Rights Agent (the "Rights Agent"). Capitalized terms used but not otherwise defined herein will have meanings given such terms in the Rights Agreement.

        Initially, the Rights will be evidenced by the certificates representing shares of Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and become exercisable upon the earlier of (i) ten calendar days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% (or 20% in the case of Peter McCausland or certain of his affiliates) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten business days (or a later date as is determined by the Board of Directors, or if there has been an Adverse Change of Control, by a majority of the Continuing Directors (as such terms are herein defined)) after the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 15% (or 20%, as the case may be) or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date").

        Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain in accordance with the Rights Agreement a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 1, 2007, unless earlier redeemed or exchanged by the Company as described below.

        As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise provided by the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        In the event that a person becomes an Acquiring Person, each holder of a Right will

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thereafter have the right to receive, upon exercise, shares of Common Stock (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of such an event or any other Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        After the Stock Acquisition Date, in the event that (i) the Company consolidates or merges with any other person, and the Company is not the surviving corporation, (ii) any person engages in a share exchange, consolidation or merger with the Company where the outstanding shares of Common Stock of the Company are exchanged for securities, cash or property of the other person and the Company is the surviving corporation or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision will be made so that each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as the "Triggering Events."

        The Purchase Price payable, and the number of shares of Common Stock or other securities, cash or property issuable, upon exercise of the Rights are subject to customary adjustments from time to time to prevent dilution in the event of certain changes in the shares of the Company. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to an increase or decrease of at least 1% in the Purchase Price.

        In general, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment), at any time before the close of business on the tenth calendar day following the Stock Acquisition Date; provided, however, that if the authorization to redeem the Rights occurs on or after the date of a change in a majority of the Board of Directors of the Company as a result of a proxy or consent solicitation and a person who was a participant in such solicitation has stated that such person (or any of its Affiliates or Associates) has taken or intends to take or may consider taking actions that would result in such person becoming an Acquiring Person or cause the occurrence of a Triggering Event (the existence of these circumstances being an "Adverse Change of Control"), then the redemption of the Rights will require the approval of a majority of the Continuing Directors. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

        "Continuing Director" means (i) any member of the Board of Directors of the Company who, while such person is a member of the Board, is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board prior to the Record Date, or (ii) any Person who subsequently becomes a member of the Board who, while such Person is a member of the Board, is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

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        At any time after a person becomes an Acquiring Person (but before such
Acquiring Person owns 50% or more of the Company's outstanding Common Stock), the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than those owned by an Acquiring Person), for shares of Common Stock, each Right being exchangeable for one share of Common Stock, subject to adjustment.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earliest of (i) the Distribution Date, (ii) a Triggering Event or (iii) an Adverse Change of Control. After the first to occur of such events, the provisions of the Rights Agreement may be amended with the approval of a majority of the Continuing Directors (x) in any manner that will not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person, or an Affiliate or Associate of any such Acquiring Person), or (y) in order to cure any ambiguity or to correct or supplement any provision contained herein which, in the good faith determination of a majority of the Continuing Directors then in office, may be defective or inconsistent with the other provisions contained herein, or (z) to shorten or lengthen any time period hereunder; provided, however, that the Rights Agreement cannot be supplemented or amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or, the benefits to, the holders of Rights (other than an Acquiring Person, or any Affiliate or Associate of an Acquiring Person).

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights help ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. The execution of the Rights Agreement by the Company is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's stockholders.

        A copy of the Rights Agreement, dated as of April 1, 1997, between the Company and the Rights Agent, specifying the terms of the Rights (which Rights Agreement includes as exhibits the form of Right Certificate and the Summary of Rights to Purchase Preferred Stock) is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.




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Item 2. Exhibits.

        Exhibit Number      Description of Exhibit               Page Number
        --------------      ----------------------               -----------
           1.1              Rights Agreement, dated
                            as of April 1, 1997,
                            between Airgas, Inc. and
                            The Bank of New York,
                            as Rights Agent, which
                            includes as Exhibit
                            B thereto the Form of
                            Right Certificate.

           1.2              First Amendment to the
                            Rights Agreement, dated
                            as of April 1, 1997,
                            between Airgas, Inc. and
                            The Bank of New York.















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                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                           AIRGAS, INC.



                                           By /s/ Gordon L. Keen, Jr.
                                              -----------------------
                                              Name:  Gordon L. Keen, Jr.
                                              Title: Sr. Vice President - Law
                                                     and Corporate Development


Date:  April 28, 1997



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                                 EXHIBIT INDEX


Exhibit No.,
As provided
in Item 601                                                        Sequential
Exhibit Number             Description                             Page Number
--------------             -----------                             -----------
1.1                        Rights Agreement, dated as of
                           April 1, 1997, between Airgas, Inc.
                           and The Bank of New York, as
                           Rights Agent, which includes as
                           Exhibit B thereto the Form of Right
                           Certificate.

1.2                        First Amendment to the Rights
                           Agreement, dated as of April 1, 1997,
                           between Airgas, Inc. and The Bank of
                           New York.


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